

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2019

Jeffrey Thompson
Chief Executive Officer
TimefireVR, Inc.
1607 Ponce de Leon Ave, Suite 407
San Juan, PR 00909

> **Re: TimefireVR, Inc.**
> **Preliminary Information Statment on PRE 14C**
> **Filed May 24, 2019**
> **File No. 000-31587**

Dear Mr. Thompson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement

General

1.   It appears that the reverse stock split and name change proposals are necessary for you to complete your Share Exchange Agreement with Red Cat Propware, Inc. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 11 and Item 13. Alternatively, tell us why you believe you are not required to provide some or all of this information in accordance with Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Joe Lexague, Esq.